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                                                                    EXHIBIT 99.2

                                [TDS LETTERHEAD]

                               December 17, 1997

To the Board of Directors
of Aerial Communications, Inc.

Gentlemen:

    As you know, the Board of Directors of Telephone and Data Systems, Inc. ("TDS"), has approved a plan to reincorporate TDS as a Delaware corporation and to issue so-called tracking shares to reflect the separate performance of each of TDS's principal business units. A copy of the preliminary proxy statement/prospectus which was filed by TDS with the Securities and Exchange Commission is delivered herewith for your reference. The reincorporation plan contemplates the issuance by TDS of Aerial Communications Group Common Shares ("Aerial Group Shares") to reflect the performance of the Aerial Communications Group of TDS, which would primarily include TDS's interest in Aerial Communications, Inc. ("Aerial"). In connection with the reincorporation, the Board of Directors of TDS believes it would be in the best interest of all shareholder constituencies within the TDS family of companies if there were a single publicly traded security reflecting the performance of each business unit. Therefore, TDS proposes that it acquire 100% of the issued and outstanding Common Shares of Aerial (not owned by TDS) in a merger transaction with a subsidiary of TDS.

    TDS hereby offers to exchange 0.91485 Aerial Group Share for each outstanding Common Share of Aerial (other than the shares held by TDS). This exchange ratio was determined based on the number of Aerial Common Shares outstanding as of November 30, 1997, and would result in each shareholder of Aerial Common Shares (other than TDS) retaining his or her present proportionate interest in Aerial, but through ownership of Aerial Group Shares of TDS. The merger would, of course, be subject to various conditions including the approval of the reincorporation by TDS shareholders, negotiation of the other terms of a merger agreement between TDS and Aerial, approval of the merger by the Board of Directors of TDS, and approval of the merger by the Board of Directors and the shareholders of Aerial. The Aerial Group Shares will be listed on the American Stock Exchange. We look forward to working on this transaction with your designated representatives.

                                          Very truly yours,

                                          /s/ LeRoy T. Carlson

                                          LeRoy T. Carlson
                                          Chairman